Exhibit 1
FOR IMMEDIATE RELEASE
January 23, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp
Notice regarding media coverage on WEBCASHING.COM CO., LTD.
     Nissin Co., Ltd. (the “Company”) wishes to clarify the status of its affiliation with WEBCASHING.COM CO., LTD. (“WEBCASHING”), which has been the subject of recent media reporting relating to Livedoor Co., Ltd. (“Livedoor”) and its affiliated companies. WEBCASHING is controlled by Livedoor and is a 38%-owned affiliate of the Company. The Company is not involved in any of the matters being reported in the media relating to Livedoor. The Company does not control WEBCASHING and therefore the Company is not able to comment with respect to any of the matters being reported in the media in relation to transactions between Livedoor and WEBCASHING.